SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 2 November 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F         X         Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major subsidiaries of the company in securities of Sasol Limited dated 3 October 2005 to
21 October 2005
1.  3 October 2005
2.  4 October 2005
3.  5 October 2005
4.  21 October 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
Name
J A van der Westhuizen
Office held
Director of a major
subsidiary
Company
Sasol Limited
Date transaction effected
29 September 2005
Option offer date
10 September 2003
Option offer price
R89,50
Exercise date
12 September 2003
Exercise price
R87,75
Selling price per share
R247,00
Number of shares
4 400
Total value
R1 086 800
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
3 October 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company")by a director of the Company:
Name
P V Cox
Office held
Non-Executive Director
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
28 September 1998
Option offer price
R25,10
Exercise date
13 April 1999
Exercise price
R32,50
Number of shares
40 300
Total value
R1 309 750
Vesting periods
Share options vested
upon retirement on
1 October 2005
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
P V Cox
Office held
Non-Executive Director
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
29 October 1999
Option offer price
R42,30
Exercise date
11 November 1999
Exercise price
R42,70
Number of shares
31 100
Total value
R1 327 970
Vesting periods
Share options vested
upon retirement on
1 October 2005
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes

Name
P V Cox
Office held
Non-Executive Director
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
30 August 2000
Option offer price
R54,00
Exercise date
12 September 2000
Exercise price
R55,00
Number of shares
84 100
Total value
R4 625 500
Vesting periods
Share options vested
upon retirement on
1 October 2005
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
P V Cox
Office held
Non-Executive Director
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
24 November 1997
Option offer price
R57,50
Exercise date
10 September 2001
Exercise price
R82,60
Number of shares
20 000
Total value
R1 652 000
Vesting periods
Share options vested
upon retirement on
1 October 2005
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares
pursuant to
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
3 October 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company")by a director of a major subsidiary of the
Company:
Name
C F Rademan
Office held
Director of a major
subsidiary
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
1 October 1999
Option offer price
R44,45
Exercise date
11 October 1999
Exercise price
R44,55
Selling price per share
R251,00
Number of shares
2 000
Total value
R502 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
C F Rademan
Office held
Director of a major
subsidiary
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
1 October 1999
Option offer price
R44,45
Exercise date
11 October 1999
Exercise price
R44,55
Selling price per share
R251,20
Number of shares
1 000
Total value
R251 200
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes

Name
C F Rademan
Office held
Director of a major
subsidiary
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
1 October 1999
Option offer price
R44,45
Exercise date
11 October 1999
Exercise price
R44,55
Selling price per share
R250,01
Number of shares
700
Total value
R175 007
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
C F Rademan
Office held
Director of a major
subsidiary
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
1 October 1999
Option offer price
R44,45
Exercise date
11 October 1999
Exercise price
R44,55
Selling price per share
R250,25
Number of shares
1 000
Total value
R250 250
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
4 October 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company")by a director of a major subsidiary of the
Company:
Name
C P Buys
Office held
Director of a major
subsidiary
Company
Sasol Limited
Date transaction effected
3 October 2005
Option offer date
30 August 2000
Option offer price
R54,00
Exercise date
12 September 2000
Exercise price
R55,00
Selling price per share
R250,61
Number of shares
6 400
Total value
R1 603 904
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
5 October 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol ("the Company")by a director of a major subsidiary of the
Company:
Name
J A Botha
Office held
Director of a major
subsidiary
Company
Sasol Limited
Date transaction effected
5 October 2005
Option offer date
24 November 1997
Option offer price
R57,50
Exercise date
1 October 2001
Exercise price
R74,00
Selling price per share
R243,59
Number of shares
10 000
Total value
R2 435 900
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
J A Botha
Office held
Director of a major
subsidiary
Company
Sasol Limited
Date transaction effected
5 October 2005
Option offer date
5 September 2001
Option offer price
R78,70
Exercise date
1 October 2001
Exercise price
R74,00
Selling price per share
R242,92
Number of shares
10 000
Total value
R2 429 200
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes

5 October 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY DIRECTOR OF SASOL LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of the Company:
Ms V N Fakude, Executive Director of Sasol Limited was granted share options on 19 October 2005 to purchase 121 900 Sasol ordinary shares at a price of R219,50 per share after expiry of the option vesting periods of
2 years for one third of the shares, 4 years for the second third of the shares and 6 years for the last third of the shares. The total consideration payable by Ms Fakude for these shares is R26 757 050.
These share options were awarded to Ms Fakude as a consequence of her appointment as an Executive Director of Sasol Limited with effect from 1
October 2005.
Clearance for this transaction was given in terms of paragraph 3.66.
21 October 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2005
By:
/s/  N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary